COMMENTS RECEIVED ON APRIL 29, 2011

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Advisor Freedom 2055 Fund
Fidelity Freedom 2055 Fund
Fidelity Freedom K 2055 Fund
Fidelity Freedom Index 2055 Fund

POST-EFFECTIVE AMENDMENT NO. 51

1. Fidelity Advisor Freedom Income Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks high total return with a secondary objective of principal preservation."

C: The Staff notes the fund's objective should include income as the fund name implies and should not include "total return." The Staff referenced Fidelity Freedom Index Income Fund's investment objective as an example.

R: We believe the fund's objective is appropriate and consistent with its name given the different types of underlying funds in which it invests. While the fund's allocation emphasizes underlying bond and short-term funds with income-oriented objectives (approximately 80%), we note that the fund also invests in underlying equity funds (approximately 20%). Further, we note that the objective is fundamental and requires shareholder approval to change. See also Response 3.

2. All funds

"Fee Table" (prospectuses)

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

3. Fidelity Advisor Freedom Income Fund, Fidelity Freedom Income Fund, Fidelity Freedom K Income Fund, Fidelity Freedom Index Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests we add a principal investment strategy for generating income.

R: Each of Fidelity Advisor Freedom Income Fund, Fidelity Freedom Income Fund, Fidelity Freedom K Income Fund, and Fidelity Freedom Index Income Fund allocates its assets according to a stable target asset allocation that emphasizes bond funds and short-term funds but also includes domestic equity funds and international equity funds. These funds use do not use "income" in their names to suggest a type of investment. Instead, like other lifecycle "income" funds, as described in the Staff's Q&A on Rule 35d-1, each of these funds is the fund that places the greatest relative emphasis on achieving income among the other lifecycle funds in its respective product line. Because we believe the disclosure under the sub-heading "Principal Investment Strategies" in the "Fund Summary" section appropriately discloses each of these fund's principal investment strategies, we have not modified disclosure.

4. Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund

"Performance" (prospectus)

"Average Annual Returns"

(Example from Fidelity Advisor Freedom Income Fund)
"Unlike the returns in the bar chart, the returns in the table reflect the maximum applicable sales charges. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. After-tax returns for Class A are shown in the table below and after-tax returns for other classes will vary. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. [Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares.]"

C: The Staff requests the deletion of the underlined sentence noting it is not permitted nor required by the Form.

R: The sentence at issue (and the wording of a similar statement in the narrative disclosure for the bar chart) was the result of comments from the Staff on Fidelity Advisor Series I (PEA 90), Fidelity Advisor Series II (PEAs 88 & 90), Fidelity Advisor Series VIII (PEA 93), Fidelity Contrafund (PEA 70), Fidelity Fixed-Income Trust (PEA 132), Fidelity Municipal Trust (PEA 106), Fidelity Municipal Trust II (PEA 32), Fidelity School Street Trust (PEA 79), Fidelity Summer Street Trust (PEA 80), and Fidelity Trend Fund (PEA 123). The instructions to the Item 4 bar chart require that if a fund's shares are sold subject to a sales charge, then the narrative disclosure for the bar chart must include a statement that sales charges are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown. As noted in connection with Staff comments last year, we believe that including a statement along these lines in the narrative disclosure for the bar chart, but having no corresponding statement in the narrative disclosure for the table, begs the question whether sales charges are reflected in the table. As a result of Staff comments, we ultimately used the sentence at issue, and also modified the bar chart narrative for consistency, so that it reads as it does currently ("The returns in the bar chart do not reflect any applicable sales charges; if sales charges were reflected, returns would be lower than those shown.") Accordingly, we have not removed disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example of language from Fidelity Advisor Freedom Income Fund)

"You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

Subject to certain limited exceptions described in the Additional Information about the Purchase and Sale of Shares section of the prospectus, the fund no longer accepts investments in Class B shares. Any purchase order for Class B shares of the fund (other than from an existing Class B shareholder pursuant to an exchange or the reinvestment of dividends and capital gain distributions paid on Class B shares) will be deemed to be a purchase order for Class A shares of the fund and will be subject to any applicable Class A front-end sales charge.

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, and Class C is its NAV, minus any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor® Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.

After a maximum of seven years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV.

C: The Staff requests that the second, third, and fifth paragraphs be removed.

R: We believe the information in the second, third, and fifth paragraphs is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like the "Principal Investment Strategies" section of the "Fund Summary" to include a "glide path" for all funds that have not yet reached their target date.

R: We are aware of the proposed rule titled, "Investment Company Advertising: Target Date Retirement Fund Names and Marketing." However, we are not aware of a final rule on this topic, including any Form N-1A amendments. Each target date fund's individual asset allocation strategy and the fact that it becomes more conservative over time is disclosed under "Principal Investment Strategies" in the "Fund Summary" section for each fund. A glide path chart illustrating the asset allocation strategies for all target date funds in each product line, showing each individual fund's relative positioning in the context of and in relation to other funds in the same product line over time, is presented in the "Investment Details" section. At present, such a glide path chart or table cannot be included under "Principal Investment Strategies" in the "Fund Summary" section, since disclosure responsive to Item 4 can only include the principal strategies for one fund at a time. See Form N-1A General Instruction C.3(c)(ii). If Form N-1A is amended to permit or require in the "Fund Summary" section a glide path showing all funds in the product line, illustrating how each becomes more conservative over time until its allocations match those of the income fund in its respective product line, we will revisit our disclosure at that time.

7. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

8. All funds

"Trustees and Officers" (SAIs)

C: The Staff requests that if the table reflects directorships for the past five years, that disclosure indicate that that is the case. If directorships for the past five years are not disclosed, then that should be indicated as well.

R: We are aware that Item 17(a)(1) of Form N-1A requires, among other things, disclosure of the principal occupation for each director of a fund during the past 5 years, and that Item 17(b)(3)(ii) further provides as follows: "Unless disclosed in the table required by paragraph (a)(1) of this Item 17 or in response to paragraph (b)(3)(i) of this Item 17, indicate any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held." We are aware of the need to respond to these requirements and, in accordance with these requirements, have disclosed directorships held during the past five years. Neither Item 17(a)(1) nor Item 17(b)(3)(ii) requires the inclusion of either requested statement, and we do not believe either statement would be helpful to shareholders. Moreover, we do not believe such disclosure is consistent with Instruction C.1 of Form N-1A, which provides that funds should avoid simply restating legal or regulatory requirements to which they are generally subject. Accordingly we have not modified the disclosure.

9. Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund

"Fund Summary" (prospectus)

"Fee Table"

"[C Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class W of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, taxes, brokerage commissions, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.19% of its average net assets. This arrangement will remain in effect through [_____], after which date FMR, in its sole discretion, may discontinue the arrangement at any time.]"

C: The Staff would like confirmation that the fee waiver in Footnote C will remain in effect 1 year or more from the effective date of the registration statement.

R: We confirm that the waiver will remain in effect for at least one year.

10. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.